UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 GSI Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36229U102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Stephanie S. Chen
                          c/o Tinicum Lantern II L.L.C.
                          800 Third Avenue, 40th Floor
                               New York, NY 10022
                                  212-446-9300

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 January 4, 2010
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D        Page 2 of 11 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Tinicum Capital Partners II, L.P.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC, OO
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  418,464
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          418,464
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              418,464
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.8% (see Item 4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D        Page 3 of 11 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Tinicum Lantern II L.L.C.

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  418,464
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          418,464
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              418,464
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.8% (see Item 4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D        Page 4 of 11 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Terence M. O'Toole

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  418,464
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          418,464
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              418,464
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.8% (see Item 4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D        Page 5 of 11 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Eric M. Ruttenberg

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|

------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  418,464
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          418,464
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              418,464
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.8% (see Item 4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D        Page 6 of 11 Pages
----------------------------                        ----------------------------

ITEM 1.       SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, no par value (the "Shares"), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the "Issuer"). The principal executive offices of the Issuer are located at: 125 Middlesex Turnpike, Bedford, Massachusetts 01730.

ITEM 2.       IDENTITY AND BACKGROUND

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

         (i) Tinicum Capital Partners II, L.P., a Delaware limited partnership ("TCP II"), with respect to the Shares held by it;

         (ii) Tinicum Lantern II L.L.C., a Delaware limited liability company which is the general partner of TCP II (the "Manager"), with respect to the Shares held by TCP II;

         (iii) Terence M. O'Toole, a United States citizen and a managing member of the Manager ("O'Toole"), with respect to the Shares held by TCP II; and

         (iv) Eric M. Ruttenberg, a United States citizen and a managing member of the Manager ("Ruttenberg"), with respect to the Shares held by TCP II.

O'Toole and Ruttenberg are together referred to herein as the "Individual Reporting Persons".

         (b) The address of the principal business office of each of the Reporting Persons is 800 Third Avenue, 40th Floor, New York, NY 10022.

         (c) The principal business of TCP II is that of a private investment partnership engaging in the purchase and sale of investments for its own account. The principal business of the Manager is to act as the general partner to each of TCP II and Tinicum Capital Partners II Parallel Fund, L.P., a Delaware limited partnership, and as the managing member of Tinicum Capital Partners II Executive Fund L.L.C., a Delaware limited liability company. The principal business of each of the Individual Reporting Persons is serving as a managing member of the Manager and as an executive officer of Tinicum Incorporated, an affiliated investment management company.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the Reporting Persons is set forth above.

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D        Page 7 of 11 Pages
----------------------------                        ----------------------------

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Shares reported herein were acquired for no additional consideration along with $15,000,000 in aggregate principal amount of Notes (as defined below) in a private transaction.

ITEM 4.       PURPOSE OF TRANSACTION

     On January 4, 2010 the Reporting Persons retained counsel in connection with TCP II's investment in the Notes, which counsel was the same counsel previously retained by certain other jointly represented Noteholders (together, the "Jointly Represented Noteholders") in connection with their respective investments in the Notes. The Reporting Persons, through TCP II, may act in concert with the Jointly Represented Noteholders solely in their capacity as creditors of the Issuer in connection with the Restructuring (as defined below). However, the Reporting Persons and each Jointly Represented Noteholder will make an independent decision regarding any proposal to or from the Issuer relating to its investment in the Notes. By virtue of such actions and the joint representation, such Noteholders may be deemed to have formed a group within the meaning of Rule 13d-5 of the Act, however the Reporting Persons expressly disaffirm the existence of a group with regard to the Shares.

     The Shares reported herein were acquired by TCP II in a private transaction on August 18, 2009 together with $15,000,000 in aggregate principal amount of the 11% Senior Notes (the "Notes" and the holders of such Notes, the "Noteholders") of GSI Group Corporation (the "Subsidiary") originally issued pursuant to that certain Indenture, dated as of August 20, 2008 (the
"Indenture"), between the Subsidiary, the Issuer and Eagle Acquisition Corporation, as guarantors, and The Bank of New York Mellon Trust Company, N.A., as trustee, for investment purposes, in the ordinary course of the Reporting Person's business, because the Reporting Persons believed they represented an attractive investment opportunity.

     On November 19, 2009, TCP II entered into a Noteholder Restructuring Plan Support Agreement (the "Plan Support Agreement") with the Issuer, the Subsidiary and certain of their subsidiaries and affiliates (together, the "Issuer Parties"), under which the parties thereto agreed to the terms of a restructuring (the "Restructuring") of the Notes pursuant to a chapter 11 plan of reorganization (the "Plan"). The commitment to support the restructuring is contingent, among other things, upon receipt of a bankruptcy court approved Disclosure Statement (as defined in the Plan Support Agreement) and other solicitation materials in support of the Plan.

     Pursuant to the Plan Support Agreement, TCP II agreed, among other things subject to certain exceptions, (i) to vote all claims or shares it holds or asserts against the Issuer Parties in favor of the Plan, (ii) not to object to confirmation of the Plan or object to or otherwise commence any proceeding to oppose or alter the Plan or support an alternative plan, and (iii) not to withdraw, change or revoke its vote with respect to the Plan, except as otherwise provided in the Plan Support Agreement, and (iv) except as otherwise permitted in the Plan Support Agreement, not to take any other action that would materially prevent or delay the consummation of the restructuring contemplated by the Plan Support Agreement. Certain of the other Noteholders (the Noteholders party to the Plan Support Agreement, the "Consenting Noteholders") also entered into the Plan Support Agreement on the same terms and conditions as TCP II.

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D        Page 8 of 11 Pages
----------------------------                        ----------------------------

     The Plan Support Agreement is subject to termination upon the occurrence of certain events, including, without limitation, (i) at the option of 66 2/3% of Consenting Noteholders (the "Required Noteholders"), upon the failure of the Issuer Parties to take certain actions by specified milestone dates, (ii) at the option of the Issuer Parties or the Required Noteholders, if the bankruptcy court grants relief that is materially inconsistent with the Plan Support Agreement or the Plan or (iii) at the option of the Required Noteholders, upon the occurrence of a Material Adverse Change (as defined in the Plan Support Agreement).

     This description of the Plan Support Agreement is a summary only and is qualified in its entirety by reference to the Plan Support Agreement, a copy of which is referenced as Exhibit 2 hereto (which incorporates by reference Exhibit
10.1 of the Current Report on Form 8-K filed by the Issuer on November 20, 2009) and is incorporated herein by reference.

     As more fully described in the Plan, under the Plan the Notes will be exchanged for, among other things, New Senior Secured Notes (as defined in the Plan) and common stock of the reorganized Issuer. This description of the Plan is a summary only and is qualified in its entirety by reference to the Plan, a copy of which was filed as Exhibit A of Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on November 20, 2009.

     Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of TCP II's securities of the Issuer, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of TCP II's positions in the securities of the Issuer, depending upon the factors described below and/or other investment considerations or (iv) exercise TCP II's rights, if any, as a holder of the Notes in connection with a bankruptcy, restructuring or other case or proceeding of the Issuer.

     In addition, the Reporting Persons intend to review TCP II's investment in the Issuer on a continuing basis and may seek to influence or change the Issuer's operations or business development plans, business strategy, management or directors, competitive position, capital structure or capital management policy, including, without limitation, through potential discussions with management, directors, other shareholders and the other Noteholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties. Such matters and discussions may materially affect, and result in, the Reporting Persons modifying TCP II's investment in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer's operations, governance, capitalization or strategic plans, or in proposing or engaging in one or more other actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D. Factors that may influence the Reporting Persons' actions include, but are not limited to, their view regarding the Issuer's operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, price levels of the Shares and other

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D        Page 9 of 11 Pages
----------------------------                        ----------------------------

securities, availability of funds, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, conditions in the securities and debt market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

(a) TCP II

     (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for TCP II is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based on 47,591,899 Shares outstanding as set forth in the Rule 424(b)(3) Prospectus filed by the Issuer on October 23, 2008.

     (c) No transactions in the Shares have been effected by TCP II in the past 60 days.

     (d) The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by TCP II as reported herein. The Individual Reporting Persons are managing members of the Manager.

     (e) Not applicable.

(b) THE MANAGER

     (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Manager is incorporated herein by reference.

     (c) No transactions in the Shares have been effected by the Manager in the past 60 days.

     (d) The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by TCP II as reported herein. The Individual Reporting Persons are managing members of the Manager.

     (e) Not applicable.

(c) THE INDIVIDUAL REPORTING PERSONS

     (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Individual Reporting Persons is incorporated herein by reference.

     (c) No transactions in the Shares have been effected by the Individual Reporting Persons in the past 60 days.

     (d) The Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by TCP II as reported herein. The Individual Reporting Persons are managing members of the Manager.

     (e) Not applicable.

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D        Page 10 of 11 Pages
----------------------------                        ----------------------------

     The Shares reported herein for TCP II are owned directly by TCP II. The Manager, as general partner to TCP II, may be deemed to be the beneficial owner of all such Shares owned by TCP II. The Individual Reporting Persons, as managing members of the Manager, may be deemed to be the beneficial owners of all such Shares owned by TCP II. EACH OF THE MANAGER AND THE INDIVIDUAL REPORTING PERSONS HEREBY DISCLAIMS ANY BENEFICIAL OWNERSHIP OF ANY SUCH SHARES.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

     As described in Item 4 above, on November 19, 2009, TCP II entered into the Plan Support Agreement with the Issuer Parties and the other Consenting Noteholders under which the parties thereto agreed to the terms of a restructuring of the Notes pursuant to a chapter 11 plan of reorganization a copy of which is referenced as Exhibit 2 hereto (which incorporates by reference
Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on November 20, 2009) and is incorporated herein by reference.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

1. Joint Acquisition Statement Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

2. Noteholder Restructuring Plan Support Agreement, dated as of November 19, 2009, by and among TCP II, the Issuer Parties and the other Consenting Noteholders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 20, 2009).

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D        Page 11 of 11 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: January 13, 2010

                                    /s/ Eric M. Ruttenberg
                                    ----------------------
                                    TINICUM LANTERN II L.L.C.,
                                    On its own behalf and
                                    as the General Partner of
                                    TINICUM CAPITAL PARTNERS II, L.P.
                                    By Eric M. Ruttenberg,
                                    Managing Member

                                    /s/ Terence M. O'Toole
                                    ----------------------
                                    Terence M. O'Toole

                                    /s/ Eric M. Ruttenberg
                                    ----------------------
                                    Eric M. Ruttenberg

                                    EXHIBIT 1
                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13D-1(K)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.


     Dated: January 13, 2010

                                    /s/ Eric M. Ruttenberg
                                    ----------------------
                                    TINICUM LANTERN II L.L.C.,
                                    On its own behalf and
                                    as the General Partner of
                                    TINICUM CAPITAL PARTNERS II, L.P.
                                    By Eric M. Ruttenberg,
                                    Managing Member

                                    /s/ Terence M. O'Toole
                                    ----------------------
                                    Terence M. O'Toole

                                    /s/ Eric M. Ruttenberg
                                    ----------------------
                                    Eric M. Ruttenberg